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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended December 31, 2009	Year Ended June 30,
In thousands		2009	2008	2007	2006	2005
Net loss before taxes	$25,545	$32,037	$31,993	$18,952	$17,817	$10,922

Add: fixed charges	$960	$1,716	$1,630	$994	$1,094	$1,027
Loss as adjusted	$26,505	$33,753	$33,623	$19,946	$18,911	$11,949

Fixed charges	$960	$1,716	$1,630	$994	$1,094	$1,027

Deficiency of Earnings to Cover Fixed Charges	$25,545	$32,037	$31,993	$18,952	$17,817	$10,922

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  Exhibit 12.1